Exhibit 99.1

FIRSTSERVICE CORPORATION

MATERIAL CHANGE REPORT

(Form 51-102F3)

1.	Name and Address of Company

FirstService Corporation (“FirstService”)

1140 Bay Street, Suite 4000

Toronto, Ontario M5S 2B4

2.	Date of Material Change

April 11, 2019

3.	News Release

A news release was disseminated on April 11, 2019 through GlobeNewswire.

4.	Summary of Material Change

On April 11, 2019, FirstService announced that it had expanded its revolving credit facility (the “Facility”) by US$100 million, to a total borrowing capacity of US$450 million. The amended Facility superseded the prior Facility, effected in January 2018 and which had a borrowing capacity which totaled US$350 million (comprised of an original US$250 million plus a US$100 million accordion feature which was recently exercised in full). The maturity date of the Facility remains January 2023. The Facility will continue to be utilized for working capital and general corporate purposes and to fund our tuck-under acquisition program.

5.	Full Description of Material Change

The news release annexed hereto as Schedule “A” provides a full description of the material change.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

7.	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

8.	Executive Officer

If further information is required, please contact Jeremy Rakusin, Chief Financial Officer, at 416-960-9500.

9.	Date of Report

DATED at Toronto, Ontario this 12th day of April, 2019.

SCHEDULE “A”

COMPANY CONTACTS:

D. Scott Patterson
President & CEO
(416) 960-9500

Jeremy Rakusin
Chief Financial Officer
(416) 960-9500

FOR IMMEDIATE RELEASE

FIRSTSERVICE INCREASES CREDIT FACILITY TO US$450 MILLION

TORONTO, Canada, April 11, 2019 – FirstService Corporation (TSX: FSV; NASDAQ: FSV) ("FirstService") announced today that it has expanded its revolving credit facility (the “Facility”) by US$100 million, to a total borrowing capacity of US$450 million. The amended Facility supersedes the prior Facility, effected in January 2018 and which had a borrowing capacity which totaled US$350 million (comprised of an original US$250 million plus a US$100 million accordion feature which was recently exercised in full). The maturity date of the Facility remains January 2023. The Facility will continue to be utilized for working capital and general corporate purposes and to fund our tuck-under acquisition program.

The increased commitments under the Facility were substantially oversubscribed by a syndicate of 10 banks, led by The Toronto-Dominion Bank and including JP Morgan Chase Bank, Bank of Montreal, Canadian Imperial Bank of Commerce, HSBC Bank, The Bank of Nova Scotia, U.S. Bank, Bank of America, National Bank of Canada and MUFG Union Bank.

“We appreciate the continued support and confidence of our bank group in completing this transaction,” said Jeremy Rakusin, Chief Financial Officer. “The increased Facility maintains our flexibility and capacity to fund FirstService’s operations and growth. Our investment-grade balance sheet remains very strong and well-balanced with the Facility and our existing US$150 million of privately-held long-term senior notes,” he concluded.

“This additional financing enables us to seamlessly continue to fund our tuck-under acquisition program,” said D. Scott Patterson, Chief Executive Officer. “The transaction is also another endorsement of FirstService’s long-standing track record of strong financial performance.”

-A2-

About FirstService Corporation

FirstService Corporation is a North American leader in the property services sector, serving its customers through two industry-leading service platforms: FirstService Residential, North America's largest manager of residential communities; and FirstService Brands, one of North America's largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than $1.9 billion in annual revenues and has more than 20,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The Subordinate Voting Shares of FirstService trade on the NASDAQ and the Toronto Stock Exchange under the symbol "FSV".

For the latest news from FirstService Corporation, visit www.firstservice.com

Forward-looking Statements

This press release includes or may include forward-looking statements. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for FirstService’s services and the cost of providing services; (ii) the ability of FirstService to implement its business strategy, including FirstService’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in FirstService’s annual information form for the year ended December 31, 2018 under the heading “Risk factors” (a copy of which may be obtained at www.sedar.com) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings (which factors are adopted herein). Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.